Exhibit 99.5

Vicinity Motor Corp. Reports Second Quarter 2021 Financial Results

VANCOUVER, BC, August 11, 2021 – Vicinity Motor Corp. (TSXV:VMC) (NASDAQ: VEV) (FRA:6LG) (“Vicinity Motor” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today reported its financial and operational results for the second quarter of 2021.

Second Quarter 2021 and Subsequent Operational Highlights

●	Revenue grew 119% to $19.1 million in the three months ended June 30, 2021, as compared to $8.7 million for the three months ended June 30, 2020.

●	Delivered 46 buses for the three months ended June 30, 2021, as compared to 23 buses for the three months ended June 30, 2020.

●	Commenced trading of the Company’s common shares on the Nasdaq Capital Market under the symbol “VEV” to help elevate the Company’s public profile, expand its shareholder base, improve liquidity and enhance shareholder value.

●	Received $7.5 million in proceeds from accelerated warrant exercises, further fortifying the Company’s balance sheet to $10.2 million in cash, with no remaining warrants outstanding.

●	Received significant governmental support with statewide purchasing contracts, rebate eligibility and grant awards.

●	Awarded authorization from MBTA on behalf of the largest state transit association in the U.S., the California Association for Coordinated Transportation, for consortium members to select Vicinity buses in a statewide purchasing contract that gives State transit agencies authority to purchase “Buy America” compliant buses directly from the Company’s diverse portfolio through its distribution partner ABC Companies.

●	Vicinity™ buses selected for Washington statewide purchasing contract that gives state transit agencies the right to purchase from the Company’s diverse bus portfolio.

●	Received approval for a grant of US$300,000 from Washington State Department of Commerce Economic Development Strategic Reserve Fund (SRF) to assist Vicinity in building its new Vicinity Lightning™ EV and Buy America compliant bus assembly facility in Whatcom County, Washington.

●	Groundbreaking ceremony marking the start of construction on the Company’s new Buy America compliant vehicle assembly facility in Ferndale, Washington attended by Washington State Governor Jay Inslee.

●	Vicinity Lightning™ EV bus and EV trucks received eligibility for customer rebates of up to 33% of the purchase price through the Canadian Province of British Columbia’s CleanBC Go Electric Program.

●	Entered into the medium duty truck market with the development of a fully electric Class 3 vehicle with 12,000 lb GVWR rating, with initial deliveries expected to begin in the first quarter of 2022.

●	Strong sales momentum with the addition of 46 new VMC 1200 Class 3 electric truck, Vicinity Classic, and Lightning™ EV bus purchase orders.

●	14 Vicinity Lightning™ EV buses valued at over $6.0 million from Calgary Transit, the City of Calgary’s transit authority.

●	15 Vicinity™ CNG buses for a total value of over $6.0 million from a leading Canadian provincial public transportation provider.

●	Four Vicinity™ buses for a total value of over $1.6 million from the County of Simcoe in Ontario, Canada.

●	Three clean-diesel Vicinity™ Classic buses from Québec Private Transit Operator Le Groupe Transbus.

●	Received an initial order from a private operator in British Columbia for 10 VMC 1200 Class 3 electric trucks valued at over $1.0 million.

●	New strategic partnerships powering drivetrain technology advancements

●	Announced strategic partnership to explore deploying Exro Technologies’ enhanced powertrain system into Vicinity’s next-generation electric bus fleet, expected to provide increased performance and extended range.

●	Partnered with Danfoss Editron, a business division of Danfoss, to utilize its drivetrain systems in the medium duty fully electric Vicinity Lightning™ EV Bus.

Management Commentary

“The second quarter of 2021 was highlighted by ongoing sales momentum, and validation of our strategy from enterprise customers, state and government agencies, and the broader capital markets,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We delivered twice as many buses in the second quarter as compared to the same year ago quarter. This traction in the marketplace is a testament to the incredible support we are receiving from state transit authorities, such as our recent approval from the California Association for Coordinated Transportation – creating a significant opportunity in the largest addressable market within the United States.

“Second quarter sales were strong, with 46 orders fulfilled across our VicinityTM Classic line with further orders being received for our breakthrough Vicinity Lightning™ EV lines of buses. Additionally, we secured an initial order for our newest product, the fully electric VMC 1200 Class 3 Truck, designed to compete in the medium duty truck category. Our sales team is building interest through our robust network of existing dealerships throughout North America and we look forward to announcing additional orders and customers for all our products in the coming months.

“During the quarter we also achieved several key capital markets milestones for the benefit of our valued shareholders. Most notably, we recently completed our uplisting to the Nasdaq to introduce our company to a broader base of U.S. institutional investors. We fortified our balance sheet in the quarter as well, as all outstanding warrants were exercised, bringing our cash balance to $10.2 million in addition to our undrawn $20 million credit facility.

“Looking ahead to the remainder of 2021, we will be anything but complacent with our recent successes– continuing to enhance our product offering with the goal of further strengthening our position in the next-generation electric vehicle space. We expect our relationships with North American transit agencies to further expand, propelled by government support and the consumer desire for a transition to a more sustainable public transportation system. Taken together, we are incredibly well positioned to create long-term value for our shareholders, and I look forward to announcing new sales, product and strategic milestone achievements in the months to come,” concluded Trainer.

Second Quarter 2021 Financial Results

Revenue grew 119% to $19.1 million in the second quarter of 2021, as compared to $8.7 million in the same year-ago quarter. The increased revenue was primarily driven by the delivery of 46 buses in the quarter, as compared to 23 buses in the second quarter of 2020. Revenue grew 266% to $46.4 million for the six months ended June 30, 2021, as compared to $12.7 million in the six months ended June 30, 2020. The Company delivered 113 buses in the first half of 2021, as compared to 29 buses for the first half of 2020.

Gross profit increased to $2.1 million, or 11.2% of revenue, in the second quarter of 2021, as compared to a gross profit of $0.5 million, or 5.7% of revenue, in the same year-ago quarter. Gross profit increased to $6.5 million, or 13.9% of revenue for the six months ended June 30, 2021, as compared to gross profit of $0.6 million, or 4.7% of revenue for the six months ended June 30, 2020. The margins in the second quarter of 2021 were positively affected by sales mix and higher volumes, with 2021 deliveries generally having higher expected margins than those realized in 2020.

Net loss for the second quarter of 2021 decreased to $0.4 million, or ($0.01) per share, as compared to a net loss of $0.8 million, or ($0.03) per share, in the same year-ago quarter. Net income for the six months ended June 30, 2021 was $1.7 million, as compared to a net loss of $2.5 million for the six months ended June 30, 2020.

Adjusted EBITDA for the second quarter of 2021 increased to $0.3 million, as compared to an adjusted EBITDA loss of $0.5 million in the same year-ago quarter. Adjusted EBITDA for the six months ended June 30, 2021 was $2.9 million, as compared to an adjusted EBITDA loss of $1.8 million for the six months ended June 30, 2020.

Working capital as of June 30, 2021 totaled $24.4 million, as compared to $16.7 million as of December 31, 2020. Working capital increased due to strong demand for the Company’s buses, with ongoing liquidity provided primarily by robust revenues and the exercise of all outstanding warrants.

Second Quarter 2021 Results Conference Call

Date: Wednesday, August 11, 2021
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-877-300-8521
International Dial-in: 1-412-317-6026
Conference ID: 10159285
Webcast: http://public.viavid.com/index.php?id=146136

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Saturday, September 11, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10159285. A webcast will also be available by clicking here: Vicinity Q2 2021 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a market segment leadership position in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility being built in Washington state. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com for product details.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended June 30, 2021	3 months ended June 30, 2020	6 months ended June 30, 2021	6 months ended June 30, 2020
(Canadian dollars in thousands - unaudited)	$	$	$	$
Net (loss) income	(388)	(795)	1,650	(2,525)
Add back
Stock based compensation	321	67	479	148
Interest	62	149	222	335
Foreign exchange loss (gain)	53	(145)	73	(205)
Amortization	248	246	495	491
Adjusted EBITDA	296	(478)	2,919	(1,756)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross profit

Gross profit is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross profit expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, in thousands of Canadian Dollars)

	Note	June 30, 2021	December 31, 2020
		$	$
Current Assets
Cash and cash equivalents		10,209	1,283
Restricted cash		358	358
Trade and other receivables		2,558	4,149
Inventory	3	13,556	32,614
Prepaids and deposits		5,014	2,426

		31,695	40,830
Long-term Assets
Intangible assets		3,921	2,174
Property and equipment		6,753	4,032

		42,369	47,036

Current Liabilities
Accounts payable and accrued liabilities		4,040	12,908
Credit facility	4	—	5,759
Current portion of deferred revenue	5	1,284	1,899
Current portion of provision for warranty cost	6	1,697	763
Current debt facilities	7	—	2,532
Current portion of other long-term liabilities		280	275

		7,301	24,136

Long-term Liabilities
Other long-term liabilities		154	278
Provision for warranty cost	6	813	256

		8,268	24,670

Shareholders’ Equity (Deficiency)
Share capital	8	54,851	46,468
Contributed surplus	8	4,913	3,164
Accumulated other comprehensive loss		(66)	(19)
Deficit		(25,597)	(27,247)

		34,101	22,366

		42,369	47,036

Interim Condensed Consolidated Statements of Income (Loss)

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

	Note	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
		$	$	$	$

Revenue
Bus sales	11	17.728	7,953	43,662	10,667
Other	11	1,371	749	2,733	2,003
		19,099	8,702	46,395	12,670

Cost of sales	3	(16,957)	(8,205)	(39,925)	(12,080)

Gross margin		2,142	497	6,470	590

Expenses
Sales and administration		1,925	1,062	3,707	2,520
Stock-based compensation		321	67	479	148
Amortization		169	159	339	317
Interest and finance costs	4,7	62	149	222	335
Foreign exchange (gain) loss		53	(145)	73	(205)

		2,530	1,292	4,820	3,115

Net (loss) income		(388)	(795)	1,650	(2,525)

Loss per share
Basic		(0.01)	(0.03)	0.06	(0.10)
Diluted		(0.01)	(0.03)	0.05	(0.10)

Weighted average number of common shares outstanding
Basic(1)		29,533,518	25,252,195	29,317,831	25,252,195
Diluted(1)		29,533,518	25,252,195	33,886,969	25,252,195

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands of Canadian dollars)

		Six months ended	Six months ended
	Note	June 30, 2021	June 30, 2020
		$	$
OPERATING ACTIVITIES
Net income (loss) for the year		1,650	(2,525)
Items not involving cash:
Amortization		496	491
Foreign exchange loss (gain)		5	(53)
Interest and finance costs		222	335
Stock-based compensation	8	479	148
		2,852	(1,604)
Changes in non-cash items:
Trade and other receivables		1,453	1,715
Inventory	3	19,663	(3,030)
Prepaids and deposits		(911)	(1,053)
Accounts payable and accrued liabilities		(8,868)	5,346
Deferred revenue		(620)	3,100
Warranty provision	6	1,520	(406)
Cash from operating activities before interest paid		15,089	4,068
Interest paid		(174)	(222)
Cash from operating activities		14,915	3,846

INVESTING ACTIVITIES
Intangible assets		(1,905)	—
Purchase of property and equipment		(3,643)	(180)
Cash (used in) investing activities		(5,548)	(180)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	8	7,977	—
Repayments proceeds of credit facility	4	(5,764)	(5,056)
Proceeds from current debt facilities	7	—	1,219
Repayment of current debt facilities	7	(2,562)	(52)
Repayment of convertible debt	7	—	(24)
Repayment of long-term loans		(126)	(122)
Cash (used in) financing activities		(475)	(4,035)
Effect of foreign exchange rate on cash		34	53
Increase (decrease) in cash and cash equivalents		8,926	(316)
Cash and cash equivalents, beginning		1,283	757
Cash and cash equivalents, ending		10,209	441